Simpson Thacher & Bartlett LLP
2475 HANOVER STREET PALO ALTO, CA 94304

TELEPHONE: +1-650-251-5000 FACSIMILE: +1-650-251-5002

Direct Dial Number (650) 251-5110 (212) 455-7862	E-mail Address wbrentani@stblaw.com hui.lin@stblaw.com

                                                         June 4, 2024

VIA EDGAR

Kathleen Krebs

Matthew Derby

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Waystar Holding Corp.
Acceleration Request for Waystar Holding Corp.
Registration Statement on Form S-1
File No. 333-275004

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, Waystar Holding Corp., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m., Eastern Time, on June 6, 2024, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Please do not hesitate to contact William B. Brentani at (650) 251-5110 or Hui Lin at (212) 455-7862 with any questions.

Very truly yours,

/s/ William Brentani
William Brentani

/s/ Hui Lin
Hui Lin

                            June 4, 2024

VIA EDGAR

Kathleen Krebs

Matthew Derby

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Waystar Holding Corp.
Acceleration Request for Waystar Holding Corp.
Registration Statement on Form S-1
File No. 333-275004

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Waystar Holding Corp. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Eastern Time, on June 6, 2024, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

If you require any additional information with respect to this letter, please contact William B. Brentani at (650) 251-5110 or Hui Lin at (212) 455-7862 of Simpson Thacher & Bartlett LLP.

[Signature Page Follows]

Very truly yours,

WAYSTAR HOLDING CORP.

By:	/s/ Matthew R. A. Heiman
	Name:	Matthew R.A. Heiman
	Title:	Chief Legal & Administrative Officer

[Signature Page to Acceleration Request]

June 4, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Krebs, Matthew Derby

Re:	Acceleration Request for Waystar Holding Corp.
Registration Statement on Form S-1 (File No. 333-275004)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Waystar Holding Corp. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement, requesting effectiveness as of 4:00 p.m., Eastern Time, on June 6, 2024, or as soon thereafter as practicable, or at such later time as the Company or its outside counsel, Simpson Thacher & Bartlett LLP, may request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, please be advised that we, as representatives of the several underwriters, will take reasonable steps to secure adequate distribution of the preliminary prospectus, to prospective underwriters, dealers, institutional investors and others, prior to the requested effective time of the Registration Statement.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC
GOLDMAN SACHS & CO. LLC
BARCLAYS CAPITAL INC.

As the representatives of the several underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Benjamin Burdett
Name: Benjamin Burdett
Title: Managing Director, Head of Healthcare ECM

GOLDMAN SACHS & CO. LLC

By:	/s/ Dan Parisi
Name: Dan Parisi
Title: Managing Director

BARCLAYS CAPITAL INC.

By:	/s/ Jamie Turturici
Name: Jamie Turturici
Title: Head of Barclays Technology Equity Capital Markets

[Signature Page to Underwriters’ Acceleration Request]